Excelsis investments, inc.

801 West Bay Drive

Suite 470

Largo, Florida 33770

(727) 330-2731

November 3, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Excelsis Investments, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended 12/31/2013
Form 10-Q for Quarter Ended 6/30/2014
SEC File No. 000-54635

Dear Mr. Krikorian:

In response to your comment letter dated August 21, 2014 please be advised as follows:

 General

1.	We did not file a Form 8-K relating to our restatement, as we engaged our current auditors to audit the prior year balances without knowing whether a restatement was necessary. Once the restatement was noted, we did not file a Form 8-K as the effect of the restatement was not material to our net income/loss for the year ended December 31, 2012.

2.	The Form 10-K has been amended to include the information requested regarding the convertible notes.

Certain Relationships and Related Transactions, and Director Independence

3.	We confirm that we will include the information requested in future pursuant to Item 404 of Regulation S-K.

Mr. Stephen Krikorian
Accounting Branch Chief
RE:	Excelsis Investments, Inc.
Form 10-K for Fiscal Year Ended 12/31/2013 Form 10-Q for Quarter Ended 6/30/2014
SEC File No. 000-54635
November 3, 2014
Page 2

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

4.	The 10-K has been amended to include expanded disclosure on revenue recognition, including reference to our considerations for gross versus net considerations in accordance with ASC 605-45-45.

Note 4. Acquisition of Career Start, Inc.

5.	We have amended our disclosure in Note 2 of our consolidated financial statements and throughout our filing to show that 70% of our revenue is derived from three customers. We do not have any other customers that exceed 10% of revenues.

6.	We have reviewed and considered the guidance of Rule 8-04 of Regulation S-X and determined that the acquisition of Career Start Inc. does not meet any of the three significance tests as Career Start Inc. was incorporated on February 1, 2013 and did not have any financial information for the prior fiscal period. During the period from inception to July 13, 2013 (date of acquisition), the Company had limited transactions as the majority of the operating activity occurred subsequent to the acquisition date.

Form 10-Q for the Quarterly Report ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

7.	We have amended our filings to expand our disclosure on the restatement, including adding columnar disclosure for the items affected. We confirm we will disclose this information in future filings and filed the respective agreements with our next periodic report.

Mr. Stephen Krikorian
Accounting Branch Chief
RE:	Excelsis Investments, Inc.
Form 10-K for Fiscal Year Ended 12/31/2013 Form 10-Q for Quarter Ended 6/30/2014
SEC File No. 000-54635
November 3, 2014
Page 3

Very truly yours,

EXCELSIS INVESTMENTS, INC.

BY:	/s/ Brian McFadden
Brian McFadden, President